Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

W. R. GRACE & CO.–CONN.,

MALLARD ACQUISITION CORP.

and

SYNTHETECH, INC.

Dated as of September 13, 2010

EXECUTION COPY

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EXHIBITS

Exhibit A – Form of Director and Officer Release

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AGREEMENT AND PLAN OF MERGER, dated as of September 13, 2010 (the “Agreement”), among W. R. Grace & Co.-Conn., a Connecticut corporation (“Parent”), Mallard Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Synthetech, Inc., an Oregon corporation (the “Company”).

WITNESSETH:

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company, as set forth below (the “Merger”), in accordance with the corporate law applicable to each corporation and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent and Merger Sub have approved this Agreement and the consummation of the Merger and all of the covenants and agreements contained in this Agreement;

WHEREAS, as an inducement to Parent’s willingness to enter into this Agreement, Parent and certain stockholders of the Company which beneficially or of record own an aggregate of approximately 9% of the outstanding Shares (as defined below) (the “Stockholders”) have entered into voting agreements (the “Voting Agreements”) relating to the Merger and the other transactions contemplated by this Agreement; and

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1             The Merger.  At the Effective Time (as defined in Section 1.3), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Oregon Business Corporation Act (the “OBCA”) and the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2             Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Venable LLP, 575 7th Street NW, Washington, DC 20004, at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the second business day after the satisfaction or waiver (to the extent permitted by applicable Law (as defined in Section 3.7(a)) of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied by action at the Closing, but subject to the satisfaction or written waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing.

Section 1.3             Effective Time.  On the Closing Date, immediately after the Closing, the parties shall cause the Merger to be consummated by executing and filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Oregon and a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required under the OBCA and DGCL in connection with the Merger.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Oregon, or at such later time as the parties shall agree and as shall be set forth in the Articles of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4             Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the OBCA and of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable laws of the State of Oregon and the State of Delaware.

Section 1.5             Articles of Incorporation and Bylaws of the Surviving Corporation.

(a)           Subject to Section 5.9 of this Agreement, at the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)           At the Effective Time, subject to Section 5.9 of this Agreement, the by-laws of the Company, as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors.  Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7             Officers.  The officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1             Effect on Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)           Conversion of Company Common Stock.  Subject to Section 2.1(d) and Section 2.1(e), each issued and outstanding share of Common Stock, par value $0.001 per share, of the Company outstanding immediately prior to the Effective Time (such shares collectively, “Company Common Stock” or “Shares” and each, a “Share”), other than any Cancelled Shares (as defined, and to the extent provided in, Section 2.1(b)) and any Dissenting Shares (as defined, and to the extent provided in, Section 2.1(e)), shall thereupon be converted into and shall thereafter represent the right to receive an amount equal to the Merger Consideration in cash.  The aggregate amount of cash each Company stockholder is entitled to receive for the total Shares held by such Company stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Shares held by such Company stockholder.  All Shares that have been thus converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist and the holders of certificates which immediately prior to the Effective Time represented such Shares (“Certificates”) or holders of Shares represented by book entry (“Book-Entry Shares”) shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration, without interest thereon, upon surrender of such Certificates or Book-Entry Shares, as applicable, in accordance with this Article II.

(b)           Parent and Merger Sub-Owned Shares.  Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held by the Company as treasury stock (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.  From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d)           Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

(e)           Dissenting Shares.  (i) Notwithstanding anything contained in this Agreement to the contrary, no Shares issued and outstanding immediately prior to the Effective Time, the holder of which (A) has not voted in favor of the Merger or consented thereto in writing, (B) has delivered written notice of the holder’s intent to dissent in accordance with Section 60.564 of the OBCA, and (C) has demanded payment in accordance with Section 60.571 of the OBCA (the “Dissenting Shares”), shall be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.1(a).  By virtue of the Merger, all Dissenting Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the OBCA.  From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a member or equity owner of the Surviving Corporation or of a stockholder of Parent.

(ii)           Notwithstanding the provisions of this Section 2.1(e), if any holder of Shares who demands dissenters’ rights shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent or its rights of appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder’s Shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive Merger Consideration, without any interest thereon.

(iii)           The Company shall give Parent (A) prompt notice of any written demands for dissenters’ rights of any Shares, withdrawals of such demands, and any other instruments served pursuant to the OBCA and received by the Company which relate to any such demand for dissenters’ rights and (B) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters’ rights under the OBCA.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for dissenters’ rights or offer to settle or settle any such demands.

(f)           The following shall have the meanings given:

(i)           “Adjusted Total Merger Consideration” means the Total Merger Consideration plus the sum of the exercise price of all Company Stock Options that are unexercised and outstanding immediately prior to the Closing (other than Out-of-the-Money Options).

(ii)           “Debt” means, with respect to any person at any date of determination (without duplication):

(A)	all debt of such Person for borrowed money,

(B)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(C)	all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto),

(D)
all obligations of such Person to pay the deferred purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery thereto or the completion of such services, except trade payables,

(E)
all obligations of such Person as lessee under any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person, as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person,

(F)	all Debt of Persons other than such Person secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, and

(G)	all Debt of Persons other than such Person guaranteed by such Person to the extent such Debt is guaranteed by such Person.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation.

(iii)           “Fully Diluted Number” means the sum without duplication of (a) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus (b) the total number of shares of Company Common Stock that are issuable upon exercise of the Company Options outstanding immediately prior to the Effective Time, other than Out-of-the-Money Options.

(iv)           “Merger Consideration” means the quotient obtained by dividing (a) the Adjusted Total Merger Consideration by (b) the Fully Diluted Number.

(v)           “Out-of-the-Money Options” means Company Stock Options that have an exercise price per share equal to or greater than the price per share as calculated using the Treasury Stock Method (as defined in accordance with GAAP) using as the inputs to the calculation the Total Merger Consideration immediately prior to the Effective Time as the equity value, the number of issued and outstanding Company Common Stock immediately prior to the Effective Time, and the expiration date, option price and shares outstanding for the Company Stock Options listed in Section 3.2(e) of the Company Disclosure Schedules and outstanding immediately prior to the Effective Time."

(vi)           “Total Merger Consideration” means (a) $19,176,573 minus (b)(i) the amount of any Transaction Expenses, (ii) Debt of the Company as of the close of business on the date immediately preceding the Closing Date, and (iii) the amount, if any, by which the Company's total cash and cash equivalents as of the close of business on the date immediately preceding the Closing Date is less than $600,000, plus (c) an amount, not to exceed $125,000, equal to the purchase price of the Run-Off Program, if any.

(vii)           “Transaction Expenses” means all out-of-pocket fees and expenses of the Company in connection with the Merger and this Agreement and the transactions contemplated hereby that are accrued and unpaid as of the Effective Time (including any fees and expenses of legal counsel and accountants, fees and expenses payable to financial advisors, investment bankers and brokers of the Company).

Section 2.2             Exchange of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and approved in advance by the Company in writing (the “Paying Agent”), in trust for the benefit of holders of the Shares, the Company Stock Options (as defined in Section 5.5(a)(i)) and cash sufficient to pay (i) the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares pursuant to the provisions of this Article II and (ii) the Option Consideration (as defined in Section 5.5(a)(ii)) payable pursuant to Section 5.5 (such cash referred to in sub-section 2.2(a)(i)  and 2.2(a)(ii) being hereinafter referred to as the “Exchange Fund”).

(b)           Payment Procedures.  (i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates or Book-Entry Shares shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify), and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.  On the Closing Date, Parent shall cause the Paying Agent also to deliver, or cause to be delivered, to each holder of a Company Stock Option by wire transfer the amount due and payable to such holder pursuant to Section 5.5 hereof in respect of such Company Stock Option.

(ii)           Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with, in the case of Certificates, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt by the Paying Agent of an “agent’s message,” and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Merger Consideration.  No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or Book-Entry Share formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes (as defined in Section 3.15(b)) have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.2, each Certificate or Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.

(iii)           For the avoidance of doubt, the Paying Agent, the Surviving Corporation and Parent shall each be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Stock Options, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law with respect to the making of such payment.  To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity (as defined in Section 3.3(b)), such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Company Stock Options, in respect of which such deduction and withholding were made.

(c)           Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article II.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares or Company Stock Options for one (1) year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e)           No Liability.  Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person (as defined in Section 8.13(a)) shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share shall not have been surrendered prior to such date on which any Merger Consideration payable to the holder of such Certificate or Book-Entry Share pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and any former holder of Shares who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for Merger Consideration.

(f)           Investment of Exchange Fund.  The Paying Agent shall invest all cash included in the Exchange Fund as directed by Parent.  Any interest and other income resulting from such investments shall be paid to Parent.

(g)           Lost Certificates.  In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (as defined in Section 3.4(a)) filed or furnished with the SEC prior to the date hereof (and then (i) only to the extent reasonably apparent in the Company SEC Documents that such disclosed item is an event, item or occurrence relates to a matter covered by  a representation or warranty set forth in this Article III and (ii) other than in risk factors or other similar forward-looking statements or language in such filings) or in the Disclosure Schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1             Qualification, Organization, Subsidiaries, etc.  The Company is a corporation duly organized and validly existing under the Laws of the State of Oregon and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as set forth on Section 3.1 of the Company Disclosure Schedule, the Company has no, and has never had, any Subsidiaries (as defined in Section 8.13(a)).  The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s Articles of Incorporation and by-laws, each as amended through the date hereof.  Such Articles of Incorporation and by-laws are in full force and effect and the Company is not in violation of any provision of the Company’s Articles of Incorporation and by-laws.  As used in this Agreement, any reference to any state of facts, circumstances, event or change having a “Company Material Adverse Effect” means such state of facts, circumstances, event or change that has had a material adverse effect on the business, operations or financial condition of the Company but shall not include (a) facts, circumstances, events or changes (i) generally affecting the fine chemical industry or the segments thereof in which the Company operates (including changes to commodity prices) in the United States or elsewhere, (ii) generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) resulting from any political conditions or developments in general, (iv) resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of the Company), (v) reflecting or resulting from changes or proposed changes in Law (including rules and regulations) or interpretation thereof or GAAP (as defined in Section 3.4(b)) (or interpretations thereof), or (vi) resulting from actions of the Company which Parent has expressly requested in writing or to which Parent has expressly consented in writing; (b) any decline in the stock price of the Company Common Stock or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent applicable, be considered in determining whether there is a Company Material Adverse Effect); or (c) any facts, circumstances, events or changes resulting from the announcement or the existence of, or compliance (other than the obligation of the Company to comply with its obligations to operate in the ordinary course of business) with, this Agreement and the transactions contemplated hereby; provided, however, that this clause (c) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties relating to required consents, approvals, change in control provisions or similar rights of acceleration, termination, modification or waiver based upon the entering into of this Agreement and the consummation of the Merger.  For purposes of clarification, any actions required by any person to comply with Section 5.6 (and the impact thereof) shall be excluded from the determination of Company Material Adverse Effect. For avoidance of doubt any material damage to the  Owned Real Property that is not fully restored by the Effective Time shall be a “Material Adverse Effect” under this agreement, whether or not insured.

 Section 3.2            Capital Stock.

(a)           The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock.  As of the close of business on September 13, 2010, (i) 14,664,614 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury, (iii) 2,266,120 shares of Company Common Stock were reserved for issuance pursuant to currently outstanding Company Stock Options (as defined below), and (iv) 14,664,614 shares of Company Common Stock were reserved for issuance upon the exercise of rights granted under the Amended and Restated Rights Agreement, dated as of July 31, 2008 (the “Rights Plan”), between the Company and Computershare Trust Company, N.A.  All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid and non-assessable and free of pre-emptive rights.

(b)           Except as set forth in subsection (a) above, as of the date hereof:  (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after September 13, 2010, but were reserved for issuance as set forth in subsection (a) above, and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company is a party obligating the Company to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any entity.

(c)           The Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d)           Except for the Voting Agreements, there are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock or other equity interest of the Company.

(e)           Section 3.2(e) of the Company Disclosure Schedule accurately and completely sets forth all options outstanding as of the date hereof, and the exercise price, expiration date and vesting schedule of all such options. None of the Company Stock Options shall survive the Effective Time.

Section 3.3             Corporate Authority to this Agreement; No Violation.

(a)           The Company has requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval (as defined in Section 3.19), to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for (i) the Company Stockholder Approval and (ii) the filing of the Articles of Merger with the Secretary of State of Oregon and a certificate of merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby.  The Board of Directors of the Company has taken all necessary action so that none of the restrictions set forth in Section 60.825 of the OBCA (the “Interested Stockholder Statute”) or Section 60.801 et seq of the OBCA (the “Control Share Statute”) applies to the Merger, this Agreement, the Voting Agreement, or the transactions contemplated hereby and thereby.  The Board of Directors of the Company has determined that the transactions contemplated by this Agreement are fair to and in the best interest of the Company and its stockholders and to recommend to such stockholders that they approve and adopt this Agreement.  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of the Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b)           Other than in connection with or in compliance with (i) the applicable provisions of the OBCA and the DGCL, (ii) the Exchange Act, and (iii) the approvals set forth on Section 3.3(b) of the Disclosure Schedule (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any United States or foreign governmental or regulatory agency, national securities exchange, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement.

(c)           The execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties or assets of the Company, (ii) conflict with or result in any violation of any provision of the Articles of Incorporation or by-laws of the Company, or (iii) conflict with or violate any Laws applicable to the Company or any of its properties or assets.

Section 3.4             Reports and Financial Statements.

(a)           The Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since March 31, 2007 (the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects, and all documents required to be filed or furnished by the Company with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained, and none of the Subsequent Company SEC Documents will contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b)           The financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects, and when included in the Subsequent Company SEC Documents will fairly present in all material respects, the financial position of the Company as at the respective dates thereof and the results of operations and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with applicable generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the applicable rules and forms promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).  Since March 31, 2010, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

Section 3.5             Internal Controls and Procedures.

(a)           The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively of Rules 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(b)            The Company maintains a standard system of accounting established and administered in accordance with GAAP in all material respects.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.6             No Undisclosed Liabilities.  Except (i) as disclosed, reflected or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since March 31, 2010, and (iii) liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, the Company has no liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet of the Company (or in the notes thereto).  For the avoidance of doubt, for purposes of this Section 3.6, the terms “liabilities” shall not include obligations of the Company to perform under or comply with any Law, action, judgment or contract (in each case, other than an obligation to pay money) but would include such obligations if there has been a default or failure to perform or comply by the Company with any such obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

Section 3.7             Compliance with Law; Permits.

(a)           The Company is in compliance in all material respects with and is not in material default under or in material violation of any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Governmental Entity (collectively, “Laws” and each, a “Law”), applicable to the Company or any of its properties or assets.  This Section 3.7(a) shall not apply to Environmental Laws, Safety, Health and Product Stewardship Laws, employee benefits, Tax matters and labor matters, which are the subject exclusively of the representations and warranties set forth in Section 3.8, Section 3.9, Section 3.10, Section 3.15 and Section 3.16, respectively.

(b)           The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (the “Company Permits”).  All Company Permits are in full force and effect.

Section 3.8             Environmental Laws and Regulations.

                (a)           The Company is in compliance in all material respects with~~,~~ all applicable Environmental Laws (as defined below);

                (b)           The Company has, and the Company and each of its Subsidiaries have complied in all material respects at all times with, all applicable Environmental Permits, and such permits are in full force and effect;

                (c)           No property currently owned, leased or operated by the Company (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance (as defined below) in a manner:

                                 (i)            that requires or is reasonably likely to require any material Removal, Remedial or Response Actions (as such terms are defined below),

                                 (ii)           that is in material violation of any Environmental Law, or

                                 (iii)          that is reasonably likely to give rise to any material Environmental Liability (as defined below).

                (d)           During the period of the Company’s or a Subsidiary's ownership, lease or operation thereof, there was no Release of any Hazardous Substance at, on, in, to or from any real property formerly owned, leased or operated by the Company:

                                 (i)            that requires or is reasonably likely to require any material Removal, Remedial or Response Actions,

                                 (ii)           that is in material violation of Environmental Law, or

                                 (iii)          that is reasonably likely to give rise to any material Environmental Liability.

                (e)            Neither the Company nor has any Subsidiary Released, or is responsible for any Release of, any Hazardous Substance:

                                 (i)            that requires or is reasonably likely to require any material Removal, Remedial or Response Actions,

                                 (ii)           that is in material violation of Environmental Law, or

                                                 (iii)          that is reasonably likely to give rise to any material Environmental Liability.

                (f)            On or prior to the date of this Agreement, neither the Company nor any Subsidiary has received any notice, demand letter, claim or request for information alleging that the Company is or may be in violation of or subject to liability under any Environmental Law, including with respect to any Hazardous Substance sent offsite by or on behalf of the Company, or from any real property currently owned, leased or operated by the Company, and, to the knowledge of the Company, no such notice, demand letter, claim or request is threatened;

                (g)            As of the Closing Date, the Company has not received any notice, demand letter, claim or request for information alleging that the Company is or may be in material violation of or subject to material liability under any Environmental Law, including with respect to any Hazardous Substance sent offsite by or on behalf of the Company, or from any real property currently owned, leased or operated by the Company, and, to the knowledge of the Company, no such notice, demand letter, claim or request is threatened;

                (h)            As of the date of this Agreement, the Company is not subject to or, to the knowledge of the Company, threatened to be subject to, any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement under any Environmental Law or otherwise relating to any Hazardous Substance;

      (i)             As of the Closing Date, the Company will not be subject to or, to the knowledge of the Company, threatened to be subject to any material order, decree, injunction or agreement with any Governmental Entity, or any material indemnity or other agreement under any Environmental Law or otherwise relating to any Hazardous Substance;

                (j)             No real property currently owned, leased or operated by the Company or any Subsidiary is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or any analogous list; and

(k)           There are no other circumstances or conditions involving the Company that are reasonably likely to result in any material Environmental Liability, including with respect to any Hazardous Substance sent offsite by or on behalf of the Company, or from any real property currently owned, leased or operated by the Company or any Subsidiary.

As used herein, the term “Environmental Laws” means all Laws (including any common law) relating to:

               (A)           the protection, investigation or restoration of the environment or natural resources, (B) the handling, generation, transportation, storage, treatment, use, presence, disposal, Release (as defined below) or threatened Release of any Hazardous Substance (C) natural resource damage or (D) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Environmental Permit” means any permit, license or other authorization required under applicable Environmental Law.

As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are:  (i) related to the environment (including on-site or off-site contamination by, or exposure to, Hazardous Substances); including:  (A) fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; (B) defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and (C) financial responsibility for (x) cleanup costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) other Environmental Laws compliance or remedial measures.

As used herein, the term “Hazardous Substance” means any “hazardous substance,” any “pollutant or contaminant” as those terms are defined in CERCLA, “pollutant” as defined under the federal Clean Water Act and any “hazardous waste” as that term is defined in the federal Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the federal Hazardous Materials Transportation Act, all as amended (including as those terms are further defined, construed, or otherwise used in court opinions, rules, regulations, standards, orders, guidelines, directives and publications issued pursuant to, or otherwise in implementation of, said Laws); and including, without limitation, any petroleum products or byproducts, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls, dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, mycotoxins, and any other substances, materials or wastes that are present in such location and at such concentration that they are regulated under Environmental Law.

As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

As used herein, the term “Removal, Remedial or Response Actions” include the types of activities covered by CERCLA, The Clean Water Act, RCRA, and other comparable Environmental Laws to address a Release or threatened Release of a Hazardous Substance, whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers or disposers, including all actions to (A) clean up, remove, treat or handle in any other way Hazardous Substances in the environment; (B) restore or reclaim the environment or natural resources; (C) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or the environment; or (D) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.

Section 3.9             Safety, Health and Product Stewardship Laws and Regulations

                                (a)           The Company and each of its Subsidiaries have conducted and are conducting their business and operations in compliance in all material respects with all applicable federal, state, local and foreign laws, regulations, standards, and orders relating to occupational safety and health or product stewardship, including, without limitation, the Occupational Safety and Health Act of 1971, Toxic Substance Control Act, Food Drug and Cosmetic Act and any comparable and applicable state or international laws (“Safety, Health and Product Stewardship Laws”).

(b)           The Company has no material liability for failure to comply with any such Safety, Health and Product Stewardship Laws; and there is no act, omission, event or circumstance that would reasonably be expected to give rise to any material action under any such Safety, Health and Product Stewardship Laws against the Company.

(c)           On or prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has breached or violated in any material respect any Safety, Health and Product Stewardship Laws; and no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, investigation or request for information is pending against the Company or, to the knowledge of the Company, threatened against the Company, with respect to such Safety, Health and Product Stewardship Laws, either by any private individual or by any Governmental Entity; and, on or prior to the Closing Date, the Company has not breached or violated in any material respect any Safety, Health and Product Stewardship Laws; and no criminal, material civil or material administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, investigation or request for information is pending against the Company or, to the knowledge of the Company, threatened against the Company, with respect to such Safety, Health and Product Stewardship Laws, either by any private individual or by any Governmental Entity

(d)           On or prior to the date of this Agreement, neither the Company nor any of its Subsidiaries received notice from any Person, including any Governmental Entity, that:

(i)             the Company has violated or is alleged to have violated or is liable or may be liable for any violation, citation, or abatement requirement under any Safety, Health and Product Stewardship Laws; or

(ii)            the Company is or will be a named party to any claim, action, cause of action, complaint (contingent or otherwise), legal or administrative proceeding arising out of any violation or any Person’s incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with any past or present alleged or actual violation by the Company of any Safety, Health and Product Stewardship Laws.

(e)           As of the Closing Date, the Company has not received notice from any Person, including any Governmental Entity, that:

(i)             the Company or a Subsidiary has violated or is alleged to have violated in any material respect or is liable or may be liable for any material violation, citation, or abatement requirement under any Safety, Health and Product Stewardship Laws; or

(ii)            the Company or a Subsidiary is or will be a named party to any material claim, action, cause of action, complaint (contingent or otherwise), legal or administrative proceeding arising out of any violation or any Person’s incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with any past or present alleged or actual violation by the Company of any Safety, Health and Product Stewardship Laws.

Section 3.10           Employee Benefit Plans.

(a)           Section 3.10(a) of the Company Disclosure Schedule lists all Company Benefit Plans. “Company Benefit Plans” means all employee benefit plans, compensation arrangements (other than base salary or wages) and other benefit arrangements, whether or not “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, retirement, deferred compensation, pension or savings benefits, that are sponsored, maintained or contributed to by the Company for the benefit of employees, directors, consultants, former employees, former consultants and former directors of the Company or under which the Company has any liability and all employment or other agreements (other than at will offer letters that do not provide for any severance or termination benefits) providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Company to which the Company is a party.

               (b)            Each Company Benefit Plan has been maintained and administered in compliance with its terms and to the extent applicable with ERISA and the Code, and with any other applicable law. The Company has not made any plan or commitment to establish any new Company Benefit Plan or to modify any Company Benefit Plan (except to the extent required by law, or as necessary to bring a Company Benefit Plan into compliance with applicable law or as required by this Agreement).  Each Company Benefit Plan may be amended or terminated by the Company without liability or expense to the Company (other than benefits accrued through the date of amendment or termination and reasonable administrative expenses related to the amendment or termination of such Company Benefit Plan).  Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination, opinion or advisory letter from the Internal Revenue Service as to its qualified status and nothing has occurred that would reasonably be expected to cause a loss of such qualified status.  The Company does not maintain or contribute to any plan or arrangement which provides, and no Company Benefit Plan provides or has any liability to provide, medical benefits to any employee or former employee following his retirement or termination of employment, except (i) to the extent required by applicable law, including, without limitation, Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and (ii) conversion rights.

               (c)            All contributions to, and payments from, Company Benefit Plans that are required to have been made in accordance with such Company Benefit Plans have been timely made in accordance with such plan and applicable law and any required contributions or payments not yet due have been properly accounted for in accordance with GAAP.

               (d)            Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Company Benefit Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.  The term “ERISA Affiliate” means any other entity or trade or business that is treated as a single employer with the Company under Code Section 414(b), (c) or (m) of the Code.

(e)            Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured “group health plan” (within the meaning of Section 5000(b)(1) of the Code) that provides benefits to employees (other than a medical flexible spending account, health reimbursement arrangement or other similar program), including any such plan pursuant to which a stop-loss policy or contract applies.(f) At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA).  Neither the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413(c) of the Code.

(f)           There are (i) no investigations pending by any governmental authority involving the Company Benefit Plans, and (ii) no pending or, to the knowledge of the Company, threatened claims (other than routine claims for benefits, appeals of such claims and domestic relations orders), suits or proceedings against any Company Benefit Plan, against the assets of any of the trusts under any Company Benefit Plan or, to the knowledge of the Company,, against any fiduciary of any Company Benefit Plan, in each case, with respect to the operation of such plan or asserting any rights or claims under any Company Benefit Plan, nor to the knowledge of the Company are there any facts that could reasonably be expected to give rise to any such claims, suits or proceedings.

(g)           None of the Company, any employee of the Company, or, to the knowledge of the Company, any other Person has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) with respect to the Company Benefit Plans that would result in a tax or penalty on the Company under Section 4975 of the Code or Section 502(i) of ERISA.

(h)           With respect to each of the Company Benefit Plans, true, correct and complete copies of the following documents have been made available to Parent (to the extent applicable to such Company Benefit Plan):  (i) the plan document and any related trust agreement, each as currently in effect, (ii) the most recent summary plan description, and any summaries of material modification related thereto, distributed to participants in such Company Benefit Plan, (iii) the two most recent Forms 5500, if applicable, and (iv) the most recent IRS determination or opinion letter.

(i)            The Company has complied with the “COBRA” notice and continuation requirements and the requirements of the Health Insurance Portability and Accountability Act with respect to any Company Benefit Plan that is a group health plan, to the extent such requirements are applicable to such Company Benefit Plan.

(j)             No liability under any Company Benefit Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which the Company has received notice that such insurance company is in rehabilitation or a comparable proceeding.

(k)            Except as specifically identified on the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, consultant or officer of the Company to severance pay, unemployment compensation, change in control or retention payment or any other payment, except as expressly provided in this Agreement or as required by applicable Law, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement or (C) result in the payment of any amounts that are reasonably expected to, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.

(l)           No Company Benefit Plan is subject to foreign law.

(m)           Each Company Benefit Plan that is subject to the requirements of Section 409A of the Code complies (in both form and operation) with the applicable requirements of Section 409A of the Code and the regulations, rulings and notices thereunder. No payment has been made or will be made prior to Closing under any Company Benefit Plan that would be subject to the penalties of, or result in taxable income under, Section 409A(a)(1) of the Code.

(n)           The Company has complied with all applicable laws (i) regarding payment of wages, salaries and other compensation to employees, directors, agents and consultants (including, but not limited to, laws regarding the withholding of income taxes from the payment of compensation) and (ii) with respect to providing any employee, director, agent or consultant with coverage or benefits under any Company Benefit Plan or any other plan or program (including, but not limited to, workers’ compensation laws).

Section 3.11           Absence of Certain Changes or Events.  From March 31, 2010 through the date of this Agreement, other than the transactions contemplated by this Agreement, the business of the Company has been conducted in the ordinary course of business, and the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(a).  Since March 31, 2010, there has not been any event, development or state of circumstances that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12           Investigations; Litigation.  (a) There is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company; and (b) there are no actions, suits, inquiries, investigations or proceedings pending (or, to the knowledge of the Company, threatened) against or affecting the Company, or any of its properties at law or in equity, and there are no orders, writs, judgments, injunctions, decrees, determinations or awards of any Governmental Entity or settlement agreements or similar written agreements.

Section 3.13           Proxy Statement; Other Information.  None of the information with respect to the Company to be included in the Proxy Statement (as defined below) will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting (as defined in Section 5.4(c)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.  The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.  The letters to stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to stockholders in connection with the Merger are collectively referred to herein as the “Proxy Statement.”

Section 3.14           Rights Plan.  The Board of Directors of the Company has resolved to, and the Company has taken all action necessary to, render the rights issued pursuant to the terms of the Rights Plan, inapplicable to the Merger and the execution, delivery and consummation of this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby.

Section 3.15           Tax Matters.

(a)            (i)            The Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time validly obtained within which to file) all Tax Returns required to be filed by any of them on or before the date of this Agreement and all such filed Tax Returns are true, complete and accurate in all material respects;

(ii)            the Company and each of its Subsidiaries have paid all material Taxes that are required to be paid by any of them, all Tax deficiencies and assessments of which notice has been received and all other material Taxes due and payable with respect to them, including any material Taxes required to be withheld from amounts owing to any employee, partner, independent contractor, creditor, stockholder or with respect to any payments of royalties, except, in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP and that are set forth in Section 3.15(a) of the Company Disclosure Schedule;

(iii)           the U.S. federal income Tax Returns of the Company have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all taxable years through March 31, 2006;

(iv)           as of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened, any audits, examinations, investigations, suits, inquiries or other proceedings in respect of any Taxes, including U.S. federal income Taxes or any matters under discussion with any Governmental Authority relating to Taxes or any claim for additional Taxes asserted by any such authority;

(v)           there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP;

(vi)           none of the Company or any of its Subsidiaries (A) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the last two years that was intended to be governed by Section 355 of the Code, (B) is, or has been, a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Closing Date or (C) has engaged in any transaction that has given rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations promulgated thereunder during any open tax periods that has not been disclosed in the relevant Tax Returns of the Company or any Subsidiary;

(vii)          none of the Company nor any of its Subsidiaries are liable for Taxes of any person other than itself; and

(viii)         there are no agreements, waivers, or other arrangements presently in effect providing for any extension of time with respect to any statute of limitations or period of assessment with respect to Taxes.

(b)           For purposes of this Agreement:  (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes, levies, duties and tariffs of any kind (including unclaimed property or escheat charges and together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added; and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(c)           The Company and its Subsidiaries have delivered or made available to Buyer complete copies of all Tax Returns of the Company filed on or after January 1, 2006.  Section 3.15(c) of the Company Disclosure Schedule lists all Tax Returns that have been audited by a taxing authority since January 1, 2006 and a description of each audit report or other formal report submitted to the Company by any taxing authority in connection with any audit of any such Tax Return.  All Taxes affecting the Company for any period covered by any Tax Return that has been audited have been finally determined and paid.

Section 3.16          Labor Matters.  The Company is not a party to, or bound by, any collective bargaining agreement (or similar agreement or arrangement (other than any which is statutorily mandated) in any foreign country) with employees, a labor union or labor organization.  (i) There are no strikes or lockouts with respect to any employees of the Company pending, or to the knowledge of the Company, threatened, (ii) to the knowledge of the Company, there is no union organizing effort pending or, to the knowledge of the Company, threatened against the Company, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company, and (iv) there is no slowdown, or work stoppage in effect or, to the knowledge of the Company, threatened with respect to employees of the Company. The Company is in compliance in all material respects with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours and unfair labor practices.

Section 3.17           Intellectual Property.

(a)           The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, free and clear of any and all Liens other than Permitted Liens, all Intellectual Property (as defined below) and IT Assets (as defined below) used in and/or necessary for the operation of its business as currently conducted, and the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.  There are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation of or conflict with any trademarks, trade names, service marks, service names, mark registrations and applications, logos, assumed names, trade dress, Internet domain names, registered and unregistered copyrights, confidential and proprietary information (including trade secrets, know-how and invention rights), mask works, rights of privacy and publicity, patents or applications and registrations therefor (collectively, “Intellectual Property”) by the Company or the operation of its business.  The conduct of the business of the Company does not infringe upon, misappropriate or otherwise violate or conflict with any Intellectual Property rights or any other proprietary right of any person.  The Company has not received any material notification that a license under any other person’s Intellectual Property is or may be required.  There are no pending or, to the knowledge of the Company, threatened claims against the Company concerning the ownership, validity, registerability or enforceability of any Intellectual Property.  There are no pending or, to the knowledge of the Company, threatened claims by the Company concerning the ownership, validity, registerability or enforceability of any Intellectual Property.  The Company has not made any claim of, nor, to the knowledge of the Company, is any third party engaging in any activity that constitutes, a violation, misappropriation or infringement by others of or a conflict with its rights to or in connection with any Intellectual Property used in the operation of its business.

(b)           All Intellectual Property owned by the Company (the “Owned Intellectual Property”) and, to the knowledge of the Company, all Intellectual Property licensed to the Company, is (A) valid, subsisting and enforceable, and (B) not subject to any outstanding order, judgment, injunction, decree, ruling or agreement adversely affecting the Company’s use thereof or rights thereto, or that would impair the validity or enforceability thereof, (ii) all patents, registrations and applications included in the Owned Intellectual Property are currently in compliance with any and all formal legal requirements necessary to (A) maintain the validity and enforceability thereof, and (B) record and perfect the Company’s interest therein and the chain of title thereof, (iii) the Company has taken commercially reasonable measures to maintain the confidentiality of all confidential information used or held for use in the operation of its business as currently conducted, and (iv) the computer programs, code and applications, systems, databases, Internet and intranet websites, hardware, networks and other information technology equipment, and associated documentation (collectively, the “IT Assets”) used by the Company in the operation of its business as currently conducted are adequate for the operation of such business.

Section 3.18           Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Brocair Partners, LLC, dated the date of this Agreement, substantially to the effect that, as of such date, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

Section 3.19           Required Vote of the Company Stockholders.  The affirmative vote of the holders of outstanding shares of Company Common Stock, voting together as a single class, representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock, is the only vote of holders of securities of the Company which is required to approve and adopt this Agreement and the transactions contemplated hereby (the “Company Stockholder Approval”).

Section 3.20           Material Contracts.

(a)           As of the date hereof, subsections (i) through (xi) of Section 3.20(a) of the Company Disclosure Schedule list the following types of contracts and agreements to which the Company is a party (the “Company Material Contracts”):

(i)             each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company;

                                (ii)            each contract and agreement which is reasonably likely to involve payment or receipt to or by the Company of consideration of more than $100,000, in the aggregate, over the remaining term of such contract or agreement;1

(iii)           all material joint venture contracts or material partnership arrangements;

(iv)          other than contracts and agreements referred to in clause (a)(i), all contracts and agreements evidencing indebtedness for borrowed money involving principal amount in excess of $100,000;

(v)           all contracts and agreements that limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vi)          all material contracts and agreements concerning Intellectual Property or IT Assets to which the Company is a party or beneficiary or by which the Company, or any of its properties or assets, may be bound, including all (A) licenses of Intellectual Property by the Company to any person, (B) licenses of Intellectual Property by any person to the Company, and (C) contracts and agreements between any person and the Company relating to the transfer, development, maintenance or use of Intellectual Property or IT Assets other than, in each case, licenses of Off-the-Shelf Software licensed pursuant to shrink-wrap or click-wrap agreements (all of the foregoing, collectively, the “Company IP Agreements”).  For purposes hereof, “Off-the-Shelf Software” shall mean all software used or held for use by the Company that is commercially available off-the-shelf software that (x)  has not been modified or customized for the Company, and (y) is licensed to the Company for a one-time or annual fee of $100,000 or less;

(vii)         all contracts and agreements or interest rate, currency or commodities hedging agreements, in each case in connection with which the aggregate actual or contingent obligations of the Company under such contract are greater than $100,000;

(viii)        all contracts and agreements entered into after March 31, 2007 or not yet consummated, in each case for the acquisition or disposition, directly or indirectly (by merger, consolidation, combination or amalgamation), of assets (other than assets purchased pursuant to capital expenditures) or capital stock or other equity interests of another person for aggregate consideration under such contract in excess of $100,000;

(ix)           all contracts and agreements between the Company and any of its affiliates (other than the Company or non-controlled joint ventures) other than any contracts and agreements required to be listed in Section 3.10 of the Company Disclosure Schedule or otherwise relating to compensation or employee benefits;

(x)            all contracts and agreements relating to the leases of equipment involving consideration in excess of $100,000 on an annual basis; and

(xi)           all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company, taken as a whole, or the conduct of its business, or the absence of which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           The Company has not received written notice of any claim of default under or cancellation of any Company Material Contract and the Company is not in breach of or default under the terms of any Company Material Contract.  To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract.  Each Company Material Contract is a valid and binding obligation of the Company and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.  The Company has made available to Parent true and complete copies of all Company Material Contracts, including any amendments thereto.

Section 3.21           Real Property

(a)           The Company has good, valid and marketable title to each parcel of Owned Real Property and each such parcel (i) is owned free and clear of all Liens, other than (A) Liens for Taxes, assessments, charges or claims of payment not yet past due and Liens (including Liens that are being contested in good faith) for which adequate accruals or reserves have been established in accordance with GAAP, (B)  mechanics’ and materialmen’s Liens for construction in progress arising in the ordinary course of business, or for which adequate reserves have been established, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company, (D) Liens set forth in Section 3.21(a) of the Company Disclosure Schedule, (E) those matters listed as items 2 through 7 of Schedule B, Part One of that certain Policy of Title Insurance dated June 30, 2006 and issued by First American Title Insurance Company as Policy Number NCS-237574-WA1 (the “Existing Title Policy”) and (F) non-monetary Liens imposed after the date of the Existing Title Policy which do not materially adversely affect the value of the Owned Real Property or the ability to use the Owned Real Property for the purpose of conducting the Business thereon (the Liens listed in (A) through (F) above are sometimes referred to herein collectively as “Permitted Liens”) and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated (or the equivalent) or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b)           Except for the lease(s) set forth on Section 3.21(b) of the Company Disclosure Schedule (the “Company Leases), the Company is not a party to any lease, sublease or license with respect to any real property.  Each Company Lease is in full force and effect, is valid and effective in accordance with its terms, and there is not any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) thereunder by the Company or, to the Company’s knowledge by the other party to such lease.  The Company has not entered into any sublease, license or other agreement with respect to any Leased Real Property.  The Company has received no notice that any Leased Real Property is in violation of any Law.

(c)           (i)             Except as disclosed in Section 3.21(c) of the Company Disclosure Schedule, the Company is in all material respects, in compliance with any Law (including any building, planning, highway or zoning law) relating to the Real Property, (ii) the Company is in undisturbed possession of each parcel of Real Property (subject to Permitted Liens), (iii) subject to Permitted Liens, no other person has any rights to the use or occupancy or enjoyment of the Real Property pursuant to any lease, sublease, license, occupancy or other agreement to which the Company is a party, (iv) to the knowledge of the Company, the Company is in all material respects, in compliance with any Law (including any building, planning, highway or zoning law) relating to the Leased Real Property, and (v) there are no encroachments onto or from the Owned Real Property.

(d)           As used in this Agreement, “Leased Real Property” shall mean the real property set forth on Section 3.21(d)(1) of the Company Disclosure Schedule and, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant to such real property and all easements, licenses, rights and appurtenances relating to the foregoing,  The Leased Real Property includes all real property leased, subleased or licensed by the Company as tenant, subtenant or licensee, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant to such leased premises and all easements, licenses, rights and appurtenances relating to the foregoing.  As used in this Agreement, “Owned Real Property” shall mean the real property set forth on Section 3.21(d)(2) of the Company Disclosure Schedule and all buildings and other structures, facilities or improvements owned by the Company currently located thereon, all fixtures, systems, equipment and items of personal property owned by the Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.  The Company does not own any real property other than the Owned Real Property.  As used in this Agreement, “Real Property” shall mean the Owned Real Property and the Leased Real Property

Section 3.22           Finders or Brokers.  Except for Billow Butler & Company, L.L.C., the Company has not employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23           Insurance.   (i) each of the material insurance, reinsurance and captive policies held by the Company as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement and; (ii) to the knowledge of the Company, any material historic, occurrence based policies of the Company that are potentially responsive to liabilities of the Company are in full force and effect on the date of this Agreement to the extent necessary to permit the Company to seek recovery thereunder in accordance with the terms thereof (subject to any applicable limitations or restrictions therein); (iii) all material premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, (iv) as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy since March 31, 2007, (v) there is no material claim by the Company pending, as of the date of this Agreement, under any Material Company Insurance Policy and no material claim made between March 31, 2007 and the date of this Agreement has been denied, and (vi) the Company has not, since March 31, 2007, been refused any insurance with respect to any of its material assets or operations, nor has its coverage been limited in any material respect by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance.

Section 3.24           Certain Business Practices.  Neither the Company, nor its Subsidiaries, to the knowledge of the Company, any directors or officers, agents or employees of the Company has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended nor does the Company have any reasonable basis to suspect that any director, officer, agent or employee of the Company or any Subsidiary has used any funds or made any unlawful payments as described in this Section 3.24.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed or furnished to the SEC subsequent to December 31, 2009 and prior to the date hereof by Parent (and (i) then only to the extent reasonably apparent in the Parent SEC Documents that such disclosed item relates to a matter covered by a representation or warranty set forth in this Article IV and (ii) other than in risk factors or other similar forward-looking statements or language in such filings), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1             Qualification; Organization.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”).

Section 4.2             Corporate Authority Relative to this Agreement; No Violation.

(a)           Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of the Bankruptcy Court, to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and, except for the filing of the Articles of Merger with the Secretary of State of Oregon and a certificate of merger with the Secretary of State of the State of Delaware and subject to the approval of the Bankruptcy Court, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company and receipt of approval of the Bankruptcy Court, this Agreement constitutes the valid and binding agreements of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

(b)           Other than in connection with or in compliance with (i) the applicable provisions of the OBCA and the DGCL and (ii) the approval of the Bankruptcy Court, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement.

(c)           The execution and delivery by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Parent or Merger Sub or (iii) conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3             Reports and Financial Statements.

(a)           Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since December 31, 2008 (the “Parent SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects, and all documents required to be filed or furnished by Parent with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act and the Exchange Act, or other applicable Laws, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained, and none of the Subsequent Parent SEC Documents will contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b)           The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects, and when included in the Subsequent Parent SEC Documents will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with or on a basis reconciled to GAAP (except, in the case of the unaudited statements, as permitted by the applicable rules and forms promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).  Since December 31, 2008, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC regulatory rule or policy or applicable Law.

Section 4.4             Proxy Statement; Other Information.  None of the information provided by Parent to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.5             Available Funds.  Parent has, and will as of the Closing have, all of the funds required to be provided by Parent for the consummation of the transactions contemplated hereby and for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the Option Consideration.

Section 4.6             No Vote of Parent Stockholders.  No vote of the stockholders of Parent or any of its affiliates or the holders of any other securities of Parent or any of its affiliates (equity or otherwise), is required by any applicable Law, the certificate of incorporation or bylaws of Parent or any of its affiliates or the applicable rules of the any exchange on which securities of Parent or any of its affiliates are traded, in order for Parent or any of its affiliates to consummate the Merger.

Section 4.7             Investigation by Parent and Merger Sub.  Each of Parent and Merger Sub acknowledges that, except for the representations and warranties of the Company expressly set forth in Article III, neither the Company nor any of its Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Merger Sub or any of their Representatives.

Section 4.8             Merger Sub’s Operations.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not owned any assets, engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

Section 4.9             Acquiring Person.  None of Parent, Merger Sub or their respective Affiliates are or ever have been, with respect to the Company, an “acquiring person”, or an “affiliate” or “associate” of an “acquiring person” (as such terms are defined in Chapter 60 of the OBCA) and have not taken any action that would cause any anti-takeover statute under the OBCA to apply to the transactions contemplated hereby.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1             Conduct of Business by the Company.

(a)           From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned, provided that Parent shall be deemed to have consented if Parent does not object within three (3) Business Days (as defined below)  after a written request for such consent is delivered to Parent by the Company), (iii) as may be set forth in or permitted by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the business of the Company shall be conducted in the ordinary course of business and the Company agrees to use its commercially reasonable efforts to preserve substantially intact its business organizations, to keep available the services of those of its present officers, employees and workforce generally and to preserve its present relationships with significant customers and suppliers.  Business Day shall mean any day that banks are open for business in New York City (“Business Day”).  The Company agrees with Parent, that between the date hereof and the Effective Time, except (i) as may be required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned, provided that Parent shall be deemed to have consented if Parent does not object within three (3) Business Days after a written request for such consent is delivered to Parent by the Company), (iii) as may be specifically set forth in or permitted by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company:

(i)            shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company);

(ii)           shall not split, combine, recapitalize or reclassify, directly or indirectly, any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(iii)           except as required pursuant to existing written agreements or employee benefit plans set forth on the Company Disclosure Schedule, shall not (A) increase the compensation or other benefits payable or to become payable to its directors, officers or employees, (B) grant any severance or termination pay to, or enter into any severance agreement with any director, officer or employee of the Company, (C) enter into any employment agreement, or (D) establish, adopt, enter into or amend any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries;

(iv)          shall not materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(v)           shall not approve or authorize any action to be submitted to the stockholders of the Company for approval that is intended or would reasonably be expected to, prevent, impede, interfere with, delay or postpone the transactions contemplated by this Agreement, including at its Annual Meeting of stockholders;

(vi)          except in respect of the Merger shall not authorize, shall not propose or announce an intention to authorize or propose, or enter into agreements with respect to, any mergers, consolidations or business combinations or any acquisition of any business or stock or assets of any person;

(vii)         shall not (A), abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Intellectual Property or material Company IP Agreement, including failing to use commercially reasonable efforts (x) to perform or cause to be performed any applicable filings, recordings and other acts, or (y) to pay or cause to be paid any required fees and Taxes, to maintain and protect its interest in any material Intellectual Property or material Company IP Agreement, (B) subject to Section 5.3, disclose any confidential information or confidential Intellectual Property to any person, other than employees of the Company that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, or (C) fail to notify Parent and Merger Sub promptly of any infringement, misappropriation or other violation of or conflict with any material Intellectual Property owned or used by the Company of which the Company becomes aware and to consult with Parent and Merger Sub regarding the actions (if any) to take to protect such Intellectual Property;

(viii)        shall not adopt any amendments to its articles of incorporation or by-laws or similar applicable charter documents;

(ix)           shall not issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the express terms of any unexercisable options outstanding on the date hereof), other than issuances of Company Common Stock in respect of any exercise of Company Stock Options outstanding on the date hereof;

(x)            shall not grant, confer or award any compensatory warrants, options, convertible security or other rights to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the express terms of any unexercisable options outstanding on the date hereof);

(xi)           shall not directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares except for acquisitions of Company Common Stock tendered by holders of Company Stock Options in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto;

(xii)          shall not incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), other than in the ordinary course of business consistent with past practice and except for up to $100,000 in aggregate principal amount of indebtedness for borrowed money under commercially reasonable credit facilities or in the commercial paper market incurred to replace, renew, extend, refinance or refund any existing short-term indebtedness for borrowed money;

(xiii)         shall not sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien or otherwise dispose of any portion of its properties or assets, other than inventory in the ordinary course of business consistent with past practice;

(xiv)         shall not (A) amend or modify in any material respect adverse to the Company any of the Company Material Contracts contemplated by Section 3.20(a) or (B) consent to the termination of any Company Material Contract and shall not enter into any purchase order or other agreement to purchase materials in an amount in excess of $250,000;

(xv)          shall not (A) settle any Action relating to the Merger, this Agreement or the transactions completed hereby, or (B) settle any other Action, other than for monetary damages payable by the Company not in excess of $100,000 individually or $200,000 in the aggregate or (C) commence any material Action other than in the ordinary course of business without reasonably consulting with Parent prior to such commencement or other than any action against Parent or Merger Sub arising out of or relating to the Merger, this Agreement or the transactions contemplated hereby;

(xvi)         shall not (A) exercise any rights of renewal pursuant to the terms of any of the leases or subleases related to any Leased Real Property which by their terms would otherwise expire, or (B) sell, transfer, lease, sublease, license, mortgage, encumber or otherwise dispose of any Real Property (including leasehold interests);

(xvii)        shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xviii)       shall not authorize, or make any commitment with respect to, or make any capital expenditures in excess of $100,000 individually or $200,000 in the aggregate;

(xix)          shall not enter into, modify or terminate any arrangement with any affiliate of the Company;

(xx)           shall not enter into, modify or extend any agreements with distributors, sales agents or other marketing entities;

(xxi)          shall not make or change any Tax election, settle or compromise any Tax liability of the Company, make any change in Tax Accounting methods, file any amended Tax Return, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund, in each case, if such action is reasonably likely to result in an increase to a Tax liability; and

                                (xxii)         shall not agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2             Investigation.  The Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and shall use its reasonable best efforts to cause its Representatives to furnish promptly to Parent such additional financial and operating data and other information as to its business and properties as Parent or its Representatives may from time to time reasonably request, except that nothing herein shall require the Company to disclose any information to Parent that would constitute a violation of applicable Laws.  Parent hereby agrees that it shall treat any information in accordance with the Confidentiality Agreement, dated as of July 13, 2010, between the Company and Parent (the “Confidentiality Agreement”).  The Company agrees to confer at such times as Parent may reasonably request with one or more directors, officers, employees or agents of Parent, to report material operational matters and the general status of its ongoing operations.  Notwithstanding any provision of this Agreement to the contrary, the Company shall not be obligated to grant any access or make any disclosure in violation of applicable Laws.

Section 5.3             No Solicitation.

(a)           Subject to the other terms of this Section 5.3, the Company agrees that it shall not, and that it shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:  (i) solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any inquiry with respect to, or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to constitute, a Company Alternative Proposal, (ii) enter into, maintain, participate in or continue any discussions or negotiations regarding, or furnish to any person any nonpublic or other information with respect to, any proposal that constitutes, or could reasonably be expected to constitute, a Company Alternative Proposal, or in response to any inquiries or proposals that could reasonably be expected to lead to any Company Alternative Proposal, except to notify such person as to the existence of the provisions of this Section 5.3, (iii) agree to, approve, endorse or recommend to the Company stockholders any Company Alternative Proposal, (iv) authorize or permit any of its Representatives to take any such action or (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Company Alternative Proposal (except as contemplated by Section 7.1(g)).  Subject to Section 5.3(b), the Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.  The Company shall, and shall use its reasonable best efforts to cause its Representatives to, (i) immediately cease and cause to be terminated any discussions or negotiations with any parties that may have been conducted heretofore with respect to a Company Alternative Proposal, (ii) with respect to third parties with whom discussions or negotiations have been terminated on or prior to the date of this Agreement, use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by the Company or its Representatives and (iii) cause any physical or virtual data room to no longer be accessible to or by any person other than Parent and its Affiliates.

(b)           The Company will promptly notify Parent orally (and then in writing within twenty-four (24) hours) after it has received any proposal inquiry, offer or request relating to or constituting a Company Alternative Proposal, any request for discussions or negotiations relating to a potential Company Alternative Proposal, or any request for information relating to the Company in connection with a Company Alternative Proposal or a potential Company Alternative Proposal of which the Company or any of its Representatives is or become aware, or any amendments to the foregoing.  Such notice to Parent shall indicate the identity of the person making such proposal and the terms and conditions of such proposal, if any.  The Company shall also promptly provide Parent with (i) a copy of any written notice or other communication from any person informing the Company or its Representatives that it is considering making, or has made a proposal regarding, a Company Alternative Proposal, (ii) a copy of any Company Alternative Proposal (or any amendment thereof) received by the Company, and (iii) such other details of any such Company Alternative Proposal that Parent may reasonably request.  Thereafter, the Company shall promptly (and in any event within twenty-four (24) hours) keep Parent reasonably informed on a current basis of any change to the terms of any such Company Alternative Proposal.  Notwithstanding the limitations set forth in Section 5.3(a) and subject to compliance with this Section 5.3(b), if the Company receives a Company Alternative Proposal (that did not arise or result from any breach of this Section 5.3) at any time prior to obtaining the Company Stockholder Approval (i) which constitutes a Company Superior Proposal (as defined in Section 5.3(e)) or (ii) which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, could reasonably be expected to result, after the taking of any of the actions referred to in clause (x), (y) or (z) below, in a Company Superior Proposal, the Company may take any or all of the following actions:  (x) furnish nonpublic information to the third party (and any persons working in concert with such third party and to their respective potential financing sources and Representatives) making any such Company Alternative Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms substantially similar to the terms of the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement), (y) engage in discussions or negotiations with the third party (and such other persons and Representatives) with respect to the Company Alternative Proposal and (z) release any third party from, or waive any provision of, a confidentiality or standstill provision to which it is a party if, in the case of this clause (z), the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that such action is necessary under applicable Law in order for the directors to comply with their fiduciary duties to the Company's stockholders.  In addition, nothing in the Agreement shall restrict the Company from complying with its disclosure obligations with regard to any Company Alternative Proposal under applicable Law.

(c)            In response to the receipt of a Company Alternative Proposal (that did not arise or result from a breach of this Section 5.3) that has not been withdrawn, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may change, withhold or withdraw the Company Recommendation (as defined in Section 5.4(c)) (a “Company Change of Recommendation”) but only if the Board of Directors of the Company has concluded in good faith, (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Company Alternative Proposal constitutes a Company Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that effecting a Company Change of Recommendation is required for the Board of Directors of the Company to comply with its fiduciary obligations to the Company and its stockholders under applicable Law.  No Company Change of Recommendation shall change the approval of the Board of Directors of the Company for purposes of causing any state takeover Law (including the Interested Stockholder Statute and Control Share Statute) or other state Law or the Rights Plan to be inapplicable to the Merger, this Agreement, the Voting Agreement, and the other transactions contemplated hereby and thereby.

(d)           As used in this Agreement, “Company Alternative Proposal” shall mean any unsolicited, bona fide, written proposal or any unsolicited bona fide, written offer made by any person (other than a proposal or offer by Parent or any of its Subsidiaries) relating to: (i) any merger, amalgamation, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination transaction, or a “merger of equals”, in each case involving the Company; (ii) the acquisition by any person or “group” of persons, directly or indirectly, of twenty percent (20%) or more of the assets of the Company; (iii) the acquisition by any person or “group” of persons of twenty percent (20%) or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person or group of “persons” beneficially owning twenty percent (20%) or more of any class of equity securities of the Company.

(e)            As used in this Agreement “Company Superior Proposal” shall mean a Company Alternative Proposal that the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel and after taking into account relevant financial, legal, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, is more favorable to the Company and its stockholders than the Merger. For purposes of the definition of “Company Superior Proposal”, each reference to 20% in the definition of “Company Alternative Proposal” shall be replaced with “50%”.

(f)            Notwithstanding anything to the contrary contained herein, the Company may not terminate this Agreement pursuant to Section 7.1(g) unless and until (w) the Company has complied with Section 5.3(b), (x) the Company has provided written notice of the determination of the Board of the Directors of the Company that the Company Alternative Proposal constitutes a Company Superior Proposal promptly upon the Board of Directors of the Company making such determination (and in any event no later than twenty-four (24) hours of such determination) (“Superior Proposal Notice”), (y) the Company has provided Parent with an opportunity, for a period of five (5) business days from the date of delivery to Parent of the Superior Proposal Notice (the “Notice Period”), to amend (the “Right to Match”) the terms and conditions of this Agreement and the Merger, including an increase in, or modification of, the Merger Consideration (any such proposed transaction, a “Revised Transaction”), such that the Company Superior Proposal no longer constitutes a Company Superior Proposal, and (z)(1) during such Notice Period, the Company and its Representatives negotiate with Parent and its Representatives with respect to such Revised Transaction and (2) at the end of such Notice Period, the Board of Directors of the Company has determined that the Company Superior Proposal continues to be a Company Superior Proposal notwithstanding the Revised Transaction and taking into account all amendments and proposed changes made thereto during the Notice Period.

Section 5.4             Filings, Other Actions.

(a)            Each of the Company and Parent shall cooperate with each other in the preparation of the Proxy Statement (including the preliminary Proxy Statement) and any amendment or supplement to the preliminary Proxy Statement and, except to the extent provided in Section 5.3 (c) or (d), the Proxy Statement shall include the recommendation of the Board of Directors of the Company that the Company’s stockholders approve and adopt this Agreement.  As promptly as practicable after the execution of this Agreement, the Company shall file with the SEC the preliminary Proxy Statement; provided that subject to applicable Law the Company shall use its commercially reasonable efforts to file the preliminary Proxy Statement within 10 days following the date of this Agreement, and, thereafter, shall use its commercially reasonable efforts to have the preliminary Proxy Statement cleared by the SEC as promptly as reasonably practicable; provided, however, that the Company shall furnish such preliminary Proxy Statement to Parent and give Parent and its legal counsel a reasonable opportunity to review such preliminary Proxy Statement prior to filing with the SEC and shall consider in good faith all reasonable additions, deletions or changes suggested by Parent in connection therewith.  The Company shall notify Parent of the receipt of any comments from the SEC staff with respect to the preliminary Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent as promptly as reasonably practicable, copies of all written correspondence (and summaries of any oral comments) between the Company or any Representative of the Company and the SEC with respect to the Proxy Statement.  The Company shall provide Parent and its legal counsel with a reasonable opportunity to review and comment on any proposed response to any comment of the SEC staff and any amendment or supplement to each of the preliminary and the definitive Proxy Statement prior to filing with the SEC and shall consider in good faith all reasonable additions, deletions or changes suggested by Parent in connection therewith.  Parent and Merger Sub shall promptly provide the Company with such information as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC staff.  After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the Proxy Statement have been included therein by the Company, the Company shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be disseminated (including by electronic delivery if permitted) as promptly as reasonably practicable, to its stockholders of record, as of the record date established by the Board of Directors of the Company.  Each of the parties shall correct promptly, any information provided by it to be used specifically in the Proxy Statement, if required, that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have cleared by the SEC any amendment or supplement to the Proxy Statement so as to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the stockholders of the Company, in each case to the extent required by applicable Law.

(b)           The Company and Parent shall cooperate with each other in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

(c)           Subject to Section 7.1(g) of this Agreement, the Company shall take all action necessary in accordance with the OBCA and its Articles of Incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the date of this Agreement (and subject to the last sentence of this Section 5.4(c), no later than thirty (30) days after the dissemination of the Proxy Statement to the Company’s stockholders) for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”) and, subject to Section 5.3 (c) or (d), shall include in the Proxy Statement the recommendations of its Board of Directors that its stockholders approve and adopt this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”). Subject to Section 5.3 of this Agreement, the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger.   Neither the commencement, disclosure, announcement or submission to the Company of any Company Alternative Proposal (whether or not a Company Superior Proposal), nor any furnishing of information, discussions or negotiations with respect thereto, nor any decision or action by the Board of Directors of the Company to effect a Company Change of Recommendation shall give the Company any right to delay, defer or adjourn the Company Meeting.  Notwithstanding the foregoing, the Company may adjourn or postpone the Company Meeting to the extent reasonably necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or to permit dissemination of information which is material to stockholders voting at the Company Meeting, or, if as of the time the Company Meeting is scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or for the adoption and approval of this Agreement and the approval of the Merger.

Section 5.5             Stock Options; Employee Matters.

(a)            Stock Options.

(i)             Each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under or outside of the employee and director stock plans of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount in cash, equal to the product of (x) the total number of shares of Common Stock subject to such Company Stock Option multiplied by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash for all holders of Company Stock Options, being hereinafter referred to as the “Option Consideration”).

(ii)            The compensation committee of the board of directors of the Company shall pass such resolutions with respect to the Company Stock Options consistent with the foregoing provisions of this Section 5.5.

(iii)           As soon as practicable after the date of this Agreement, the Company shall issue written notice in a form reasonably acceptable to Parent to each holder of a Company Stock Option which is outstanding as of the date of this Agreement providing among other things that the Company has entered into the Agreement and contingent on the closing of the Merger,

(A)
all Company Stock Options, including any unvested portion as of the date of this Agreement, will be fully vested and exercisable at any time from the date of the notice until the earlier of the date of termination of the Company Stock Option under the terms of the Company Stock Option or immediately prior to the Effective Time of the Merger;

(B)
all unexercised Company Stock Options which are outstanding immediately prior to the Effective Time will be converted as of the Effective Time to the right to receive the cash consideration, if any, described in Section 5.5(a)(i) of the Agreement;

(C)
except as to the right to receive the cash consideration, if any, described in Section 5.5(a)(i) of the Agreement, all Company Stock Options outstanding as of the Effective Time will terminate and cease to remain outstanding as of the Effective Time.

(b)           Employee Matters.

(i)            In the event that the Company Benefit Plans are terminated, the employees of the Surviving Corporation shall become participants in replacement Surviving Corporation and/or Parent benefit arrangements as of a date determined by Parent and/or Surviving Corporation.  At such time as the Surviving Corporation employees commence participation in replacement plans of the Surviving Corporation and/or Parent, the following shall apply: Parent and/or Surviving Corporation shall provide or cause to be provided that under each employee benefit plan, policy, program or arrangement where service is relevant to a determination of an employee's eligibility to participate, or level or amount of benefits, employees of the Company who become employees of Surviving Corporation shall be credited with their period of service with the Company prior .to the Closing, to the extent permitted by applicable law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rules (provided that such employees shall not be credited with such period of service for the purpose of determining benefit accruals under any defined benefit plan or for any purpose regarding any post-retirement medical plan).

(ii)            It is expressly understood and agreed that (A) the provisions of Section 5.5(b) are statements of intent, (B) no employee of the. Surviving Corporation shall have rights or remedies, including rights of enforcement, with respect thereto and (C) no employee of the Surviving Corporation is or is intended to be a third party beneficiary thereof. Parent and/or Surviving Corporation shall not be prohibited or restricted from amending, suspending or terminating any of its employee benefit plans or the Company Benefit Plans following the Effective Time or terminating any of their respective employees or modifying their pay or employee benefits following such date.  Parent is expressly permitted to discuss with the Company employees employment opportunities after the date hereof.

Section 5.6             Reasonable Best Efforts.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals, including the Company Approvals and approval of the Merger by the Bankruptcy Court, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 5.7             Takeover Statute.  If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8             Public Announcements.  The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein, shall reasonably consider all additions, deletions or changes suggested by the other party in connection therewith, and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange.  Parent and the Company agree to issue a joint press release announcing this Agreement.  The Company need not consult with Parent in connection with any press release or public statement to be issued or made to the extent such releases or statements are with respect to any Company Superior Proposal or with respect to any Company Change of Recommendation permitted by Section 5.3(c), and neither party need consult any other party in connection with any press release or public statement to be issued or made to the extent such releases or statements are with respect to any termination of this Agreement pursuant to Section 7.1.

Section 5.9             D&O Insurance.  The Company may at its option, but is not required to, prior to the Effective Time purchase a run-off program for up to six (6) years for directors’ and officers’ liability insurance and fiduciary liability insurance under policies comparable in quality of coverage and quality of insurer as those policies in effect with respect to the directors and officers of the Company as of the date of this Agreement (a “Run-Off Program”).

Section 5.10           Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act, any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of the Company.

Section 5.11           Control of Operations.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12           Certain Transfer Taxes.  Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of stockholders of the Company.

Section 5.13           Notification of Certain Matters.  From the date hereof to the Effective Time, the Company shall give prompt notice to Parent, and each of Parent and Merger Sub shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger if the subject matter of such communication or the failure of such party to obtain such consent purports to materially affect the consummation of the Merger, or (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against such party or any of its subsidiaries which purports to materially affect the consummation of the Merger; provided, however, that the delivery of any notice pursuant to this Section 5.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.14          Balance Sheet and Transaction Expenses.  At least two Business Days prior to Closing, the Company shall provide Parent (a) a balance sheet prepared in accordance with GAAP representing a good faith estimate of the assets (including, but not limited to, cash and cash equivalents), Debt and other liabilities and stockholders’ equity of the Company as of the Effective Time and (b) an itemized list of the Company's good faith estimate of Transaction Expenses.  On the Closing Date, the Company shall provide to Parent the amount of the Company's cash and cash equivalents and Debt, each as of the close of business on the date immediately preceding the Closing Date, and of the Company's Transaction Expenses.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1             Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or written waiver by all parties) at or prior to the Effective Time of the following conditions:

(a)           The Company Stockholder Approval shall have been obtained.

(b)           No injunction, restraint or prohibition by any court or other tribunal of competent jurisdiction which prohibits the consummation of the Merger shall have been entered and shall continue to be in effect.

(c)           The Bankruptcy Court shall have approved the Merger.

Section 6.2             Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the fulfillment (or written waiver by the Company) of the following conditions:

(a)           The representations and warranties of Parent and Merger Sub set forth in this Agreement which are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement which are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable), only as of such date or period; except that the representations and warranties of Parent and Merger Sub set forth in Section 4.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)           Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and

(c)           Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its President, any Vice President or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3             Conditions to Obligation of Parent to Effect the Merger.  The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or written waiver by Parent and Merger Sub) of the following conditions:

(a)           (i)           The representations and warranties of the Company which are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Company set forth in this Agreement which are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable), only as of such date or period; and provided further that the representations and warranties of the Company set forth in Section 3.2(a), (b), and (e) (in each case to the extent relating to capital stock of the Company) shall be true and correct in all respects as of the particular date of which they were made, and the representations and warranties of the Company set forth in the third sentence of Section 3.3(a), Section 3.8, Section 3.9, the second sentence of Section 3.11, and Section 3.14 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)           The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c)            No event or change shall have occurred that has or would reasonably be expected to have a Company Material Adverse Effect;

(d)           The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(e)            As of the Closing Date, the Total Merger Consideration shall be a positive number;

(f)             Each of the officers and directors of the Company as of the date hereof and the Effective Time shall have executed and delivered to Parent a release in the forms attached hereto as Exhibit A;

(g)            Except as disclosed in the survey dated March 15, 2000 performed by K&D Engineering, all buildings and other structures, facilities or improvements, fixtures, and affixed equipment of the Company related to the operation of the business of the Company on the Owned Real Property shall be located on real property owned by the Company or on a perpetual easement (for which all financial consideration has been fully prepaid) appurtenant to real property owned by the Company; and

ARTICLE VII

TERMINATION

Section 7.1             Termination or Abandonment.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a)            by the mutual written consent of the Company and Parent;

(b)            by either the Company or Parent if (i) the Effective Time shall not have occurred on or before February 28, 2011 (the “End Date”) and (ii) the party seeking to terminate this Agreement pursuant to this clause 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that has been a principal cause of or resulted in the failure to consummate the Merger on or before such date;

(c)           by either the Company or Parent if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this clause 7.1(c) shall have complied with its obligations under Section 5.6 of this Agreement;

(d)           by either the Company or Parent if the Company Meeting (after any permitted postponement or adjournments thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e)           by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (2) cannot be cured by the End Date, provided that the Company shall have given Parent written notice, delivered at least 10 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination;

(f)            by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (2) cannot be cured by the End Date, provided that Parent shall have given the Company written notice, delivered at least 10 days prior to such termination, stating Parent’s intention to terminate the Agreement pursuant to this Section 7.1(f) and the basis for such termination;

(g)           by the Company, at any time prior to obtaining the Company Stockholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Company Superior Proposal (a “Superior Proposal Agreement”), if the Company has complied with its obligations under Section 5.3(f), provided, that any such purported termination by the Company pursuant to this Section 7.1(g) shall be void and of no force or effect unless the Company concurrently with such termination pays to Parent the Termination Fee in accordance with Section 7.2;

(h)           by Parent or Merger Sub, in the event of a Company Change of Recommendation, it being agreed that the taking of any of the actions contemplated by Section 5.3(a) or (b) shall not constitute a Company Change of Recommendation; and

(i)            by the Company or Parent, if the Bankruptcy Court shall not have approved the Merger by November 30, 2010.

In the event of termination of this Agreement pursuant to this Section 7.1 above, this Agreement shall terminate (except for the Confidentiality Agreement and the provisions of Section 7.2 (and any other provision herein related to payment of the Termination Fee) and Article VIII (other than equitable remedy rights pursuant to Section 8.5), which shall survive termination), and there shall be no other liability on the part of the Company or Parent to the other except liability arising out of fraud or any intentional breach of any covenant of this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.2             Termination Fee.

Notwithstanding any provision in this Agreement to the contrary, if:

(a)            this Agreement is terminated by the Company pursuant to Section 7.1(g), then the Company shall pay to Parent an amount in cash equal to $960,000 (the “Termination Fee”) concurrently with and as a condition to the effectiveness of the termination of this Agreement by the Company pursuant to Section 7.1(g);

(b)           (i)            after the date of this Agreement, any bona fide Company Alternative Proposal (with each reference to “20%” in the definition thereof replaced with “50%”) shall have been publicly announced and not withdrawn prior to the Company Meeting and this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d), and (ii) concurrently with or within fifteen (15) months after such termination, any definitive agreement providing for a Company Alternative Proposal (with each reference to “20%” in the definition thereof replaced with “50%”) shall have been entered into by the Company or a Company Alternative Proposal (with each reference to “20%” in the definition thereof replaced with “50%”) shall have been consummated, then the Company shall pay to Parent the Termination Fee in cash (it being understood by the parties that in no event shall Parent be entitled to receive an amount exceeding the Termination Fee or to receive the Termination Fee on more than one occasion), upon the earlier of consummation of the Company Alternative Proposal (with each reference to “20%” in the definition thereof replaced with “50%”) or the date on which the Company enters into the agreement providing for such Company Alternative Proposal (with each reference to “20%” in the definition thereof replaced with “50%”), as applicable.

(c)            this Agreement is terminated by Parent pursuant to Section 7.1(h) and, at the time of the Company Change of Recommendation, a Company Alternative Proposal (with each reference to “20%” in the definition thereof replaced with “50%”) had been made and not withdrawn, then the Company shall pay to Parent the Termination Fee in cash within two (2) Business Days of the date of such termination.

 Notwithstanding anything to the contrary, payment of the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub in the case of any such termination described in this Section 7.2 and, upon payment of such Termination Fee, the Company and its Affiliates shall have no further liability to Parent or Merger Sub with respect to this Agreement or the transactions contemplated hereby, provided that nothing herein shall release any party from liability for fraud or intentional breach.

Section 7.3             Amendment or Supplement.  At any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company and Parent with respect to any of the terms contained in this Agreement, except that following approval by the stockholders of the Company there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval nor any amendment or change not permitted under applicable Law.

Section 7.4             Extension of Time, Waiver, etc.  At any time prior to the Effective Time, the Company and Parent may:

(a)           extend the time for the performance of any of the obligations or acts of the other party;

(b)           waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)           waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

MISCELLANEOUS

Section 8.1             No Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2             Expenses.  Except as set forth in Section 5.12 and Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.3             Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4             Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, to the extent not preempted by federal bankruptcy law.

Section 8.5              Jurisdiction; Enforcement.

(a)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at law.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware; provided, however, that until the date on which a Chapter 11 plan of reorganization is consummated, in these Chapter 11 Cases, the Bankruptcy Court shall have exclusive jurisdiction over this Agreement and all matters pertaining thereto.  The foregoing is in addition to any other remedy to which any party is entitled at law, in equity or otherwise.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware; provided, however, that until the date on which a Chapter 11 plan of reorganization is consummated, in these Chapter 11 Cases, the Bankruptcy Court shall have exclusive jurisdiction over this Agreement and all matters pertaining thereto.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Notwithstanding the foregoing, each of the parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by any United States District Court for the District of Delaware or another court sitting in the state of Delaware in any other court or jurisdiction.

(b)           Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.7.  Nothing in this Section 8.5(b) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 8.6             [Intentionally Omitted].

Section 8.7             Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission, electronic mail (return receipt requested), by reliable overnight delivery service (with proof of service), or hand delivery, addressed as follows:

To Parent or Merger Sub:

W. R. Grace & Co.–Conn.
7500 Grace Drive
Columbia, MD 21044
Telecopy: (410) 531-8890
Attention: Jeremy Rohen
Email: jeremy.rohen@grace.com

with copies to:

Venable LLP
8010 Towers Crescent Drive, Suite 300
Vienna, VA 22182
Telecopy: (703) 821-8949
Attention:  Elizabeth R. Hughes, Esq.
Email: erhughes@venable.com

To the Company:

Synthetech, Inc,
1290 Industrial Way
Albany, OR 97321-0210
Telecopy: (541) 812-6036
Attention: Gregory Hahn
Email: greg@synthetech.com

with copies to:

Perkins Coie LLP
1120 NW Couch Street, 10th Floor
Portland, OR 97209
Telecopy: (503) 346-2008
Attention: David S. Matheson
Email: dmatheson@perkinscoie.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date and time so telecommunicated, and as of the date so personally delivered or as of the date so received in the case of overnight delivery.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8             Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9             Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in such or any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10           Entire Agreement; Third-Party Beneficiaries.  This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder except for the provisions of Section 5.9 hereof.  Nothing contained in this Agreement shall be deemed to amend any Company Benefit Plan or to confer on any employee the right to enforce the covenants included in Section 5.5.

Section 8.11           Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 8.12           Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.13.          Bankruptcy Court Approval.

This Agreement and all terms herein shall not be enforceable against Parent or any other Debtor until the Bankruptcy Court has entered an order approving this Agreement and the transactions contemplated hereunder.  The Debtors shall file a motion for approval of the Agreement and the transactions contemplated hereunder as soon as is reasonably practicable after execution of this Agreement by Buyer and Seller.

The “Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware, or any other court having jurisdiction over the Bankruptcy Case from time to time, including, without limitation, the United States District Court for the District of Delaware if and to the extent it withdraws the reference with respect to the Bankruptcy Case, any part thereof, or any matter or proceeding therein.

The “Chapter 11 Cases” means those cases pending in the Bankruptcy Court that were commenced on April 2, 2001, by W. R. Grace & Co.-Conn., a Connecticut corporation, and its fellow debtors and debtors-in-possession (the “Debtors”).

Section 8.14           Definitions.

(a)            References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more than 50% of the outstanding voting securities are or were directly or indirectly owned by such party, or (ii) such party is a general partner (excluding partnerships in which such party of such party does not have a majority of the voting interests in such partnership).  References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.  References in the Agreement to “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity or the media.  As used in this Agreement, “knowledge” of any person means the actual knowledge of the executive officers of such person after due inquiry.

(b)            Each of the following terms is defined on the page set forth opposite such term:

Page
Adjusted Total Merger Consideration	4
affiliates	54
Agreement	1
Articles of Merger	2
Bankruptcy Court	53
Book-Entry Shares	3
Cancelled Shares	3
CERCLA	15
Certificates	3
Closing	2
Closing Date	2
Code	7
Company	1
Company Alternative Proposal	38

Company Approvals	11
Company Benefit Plans	18
Company Change of Recommendation	37
Company Common Stock	3
Company Disclosure Schedule	9
Company IP Agreements	26
Company Material Adverse Effect	9
Company Material Contracts	25
Company Meeting	40
Company Permits	14
Company Recommendation	40
Company SEC Documents	12
Company Stock Option	40
Company Stock Plans	40
Company Stockholder Approval	25
Company Superior Proposal	38
Confidentiality Agreement	35
control	53
controlled by	54
Control Share Statute	11
Debt	5
Dissenting Shares	4
Effective Time	2
End Date	46
Environmental Laws	16
Environmental Liability	16
Environmental Permit	16
ERISA	18
Exchange Fund	6
Fully Diluted Number	5
GAAP	12
Governmental Entity	11
Hazardous Substance	16
Intellectual Property	24
Interested Stockholder Statute	11
IT Assets	25
knowledge	54
Law	13
Laws	13
Leased Real Property	28
Lien	12
Material Company Insurance Policies	28
Merger	1
Merger Consideration	5
Merger Sub	1
Notice Period	38

Option Consideration	41
Out-of-the Money Options	6
Owned Intellectual Property	24
Owned Real Property	28
Parent	1
Parent Material Adverse Effect	29
Parent SEC Documents	30
Paying Agent	6
Permitted Liens	27
Person	54
Proxy Statement	22
RCRA	16
Real Property	28
Release	16
Removal, Remedial or Response	17
Representatives	35
Revised Transaction	38
Right to Match	38
Rights Plan	10
Run-Off Program	43
Sarbanes-Oxley Act	13
SEC	12
Share	3
Shares	3
Stockholders	1
Subsequent Company SEC Documents	12
Subsequent Parent SEC Documents	30
Subsidiaries	54
Superior Proposal Agreement	47
Superior Proposal Notice	38
Surviving Corporation	1
Tax Return	23
Taxes	23
Termination Date	32
Termination Fee	48
Total Merger Consideration	6
Transaction Expenses	6
Voting Agreements	1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

W. R. GRACE & CO. – CONN.

By:	/s/ Hudson La Force III
Name: Hudson La Force III
Title: Senior Vice President and Chief Financial Officer

MALLARD ACQUISITION CORP.

By:	/s/ Jeremy Rohen
Name: Jeremy Rohen
Title: President

SYNTHETECH, INC.

By:	/s/ Daniel T. Fagan
Name: Daniel T. Fagan
Title: Chairman

EXHIBIT A

FORM OF DIRECTOR AND OFFICER RELEASE

SYNTHETECH, INC.

RELEASE

This Release is being executed and delivered by _____________________ (“Releasor”) in accordance with Section 6.3(e) of the Agreement and Plan of Merger dated as of September 13, 2010 (the “Agreement”) between W. R. Grace & Co.-Conn., a Connecticut corporation (“Parent”), Mallard Acquisition Corp., a Delaware corporation (“Merger Sub”) and Synthetech, Inc., an Oregon corporation (“Company”).

Releasor acknowledges that execution and delivery of this Release is a condition to Parent’s obligation to consummate the Merger and that Parent is relying on this Release in consummating the Merger.

Releasor, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged and intending to be legally bound, in order to induce Parent to consummate the Merger, hereby agrees as follows:

Releasor, on behalf of himself and each of his Related Persons (as defined below), hereby releases and forever discharges Parent, Merger Sub, Company and each of their respective Affiliates (as defined below), successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from:  (i) any and all claims, demands, actions, arbitrations, investigations, litigation, suits, causes of action, awards, injunctions, judgments, orders, rulings, subpoenas, or verdicts (whether civil, criminal, administrative, investigative, or informal) entered, issued, made, or rendered by any court, administrative agency, or other governmental entity or by any arbitrator; and (ii) any and all obligations, contracts, agreements, debts and liabilities whatsoever, in each case of clauses (i) and (ii) whether known or unknown, suspected or unsuspected, both at law and in equity, which Releasor or any of Releasor’s Related Persons now has, has ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing; provided, however, that nothing contained herein shall operate to release any obligations of the Releasees in connection with (a) any obligations owed to such Releasor pursuant to the specific terms of a Company Benefit Plan (as defined in the Agreement) or employment agreement with the Company, in each case, as disclosed on the Company Disclosure Schedule, (b) any rights under D&O insurance policies of the Company or (c) the Agreement and the transactions contemplated thereby.

Releasor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby.

Without in any way limiting any of the rights and remedies otherwise available to any Releasee, Releasor shall indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorney’s fees) whether or not involving third party claims, arising from or in connection with (i) the assertion by or on behalf of the Releasor or any of his Related Persons of any claim or other matter purported to be released pursuant to this Release and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of the Releasor or any of his Related Persons against such third party of any claims or other matters purported to be released pursuant to this Release.

For purposes of this Release:

“Affiliate” shall, with respect to any person, mean any other person, which, directly or indirectly, controls or is controlled by or is under common control with such person.  Solely for purposes of this definition of Affiliate, a person shall be deemed to "control," be "controlled by" or be "under common control with" another person if such other person possesses, directly or indirectly, power to direct or cause the direction of the management or policies of such person whether through the ownership of voting securities or other ownership interests, by contract or otherwise.

“Related Person” means with respect to a particular individual:

(a)	each other member of such individual's Family;

(b)	any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

(c)	any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

(d)	any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

Solely for purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse (and former spouses), (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

If any provision of this Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Release will remain in full force and effect.  Any provision of this Release held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

This Release may not be changed except in writing signed by the person(s) against whose interest such change shall operate.  This Release shall be governed by and construed under the laws of the State of Delaware without regard to principles of conflicts of law.

All words used in this Release will be construed to be of such gender or number as the circumstances require.

IN WITNESS WHEREOF, each of the undersigned have executed and delivered this Release as of this ____ day of _______________, 2010.

__________________________________________
[Name of Releasor]